UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information in this report, furnished on Form 6-K, shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-177919, 333-180487, 333-187611, 333-194903, 333-203539, 333-211011, 333-214444 and 333-215911. 333-219430 and 333-226458).

EXPLANATORY NOTE

On May 9, 2019, Sequans Communications S.A. issued a press release announcing its financial results for the first quarter ended March 31, 2019.  A copy of the press release is attached to this Form 6-K as Exhibit 99.1 and is incorporated herein by reference.

On May 7, 2019, the Company issued and sold a convertible note in the principal amount of $3 million (the “2019 Note”) to Nokomis Capital, L.L.C. (“Nokomis”), one of the Company’s existing shareholders who is represented on the board of directors by Wesley Cummins. The 2019 Note shall be convertible into the Company’s American Depositary Shares (“ADSs”), each representing one ordinary share, nominal value €0.02 per share, at a conversion price of $1.21 per ADS. It is an unsecured obligation of the Company, will mature on April 14, 2021 and is not redeemable prior to maturity at the option of the Company. The accreted principal amount of the 2019 Note is convertible at any time or times on or after the issuance date until maturity, in whole or in part, into ADSs at the conversion rate, subject to certain adjustments for significant corporate events, including dividends, stock splits and other similar events. Interest accrues on the unconverted portion of the 2019 Note at the rate of 7% per year, paid in kind annually on the anniversary of the issuance of the 2019 Note. The 2019 Note also provides for customary events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the 2019 Note to become or to be declared due and payable. A copy of the 2019 Note and related note purchase agreement are attached hereto as exhibits 4.1 and 4.2.

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

4.1	Convertible note purchase agreement dated May 7, 2019
4.2	Convertible note dated May 7, 2019
99.1	Press release dated May 9, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: May 9, 2019	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer